September 24, 2025

Steven N. Bronson
Chief Executive Officer
RIDGEFIELD ACQUISITION CORP.
3827 S Carson St, Unit 505-25 PMB 1078
Carson City, NV 89701

       Re: RIDGEFIELD ACQUISITION CORP.
           Preliminary Information Statement on Schedule 14C
           Filed September 17, 2025
           File No. 000-16335
Dear Steven N. Bronson:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed September 17, 2025
General

1. We note that the reverse split and forward split is intended to cash out a large number
       of small shareholders in the Company.    Please tell us whether the
proposed reverse
       split and forward split could make you eligible to terminate the registration of your common stock under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1).
       In your response, please focus on the number of holders of record as defined in
       Rule 12g5-1 of the Exchange Act. In this regard, we note that as of March 14, 2025, the company had approximately 644 holders of record. As applicable, please tell us how you intend to comply with the requirements of Rule 13e-3 of the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 September 24, 2025
Page 2

       Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction